Exhibit 4.1

Date

Name
Attn:
Address 1
Address 2
City, State Zip Code

RE:           Acknowledgement of subscription funds
  for Resource Real Estate Investors 7, L.P.

Dear

On behalf of Resource Capital Partners, Inc., the General Partner of Resource Real Estate Investors 7, L.P. (the “Fund”), I am pleased to acknowledge receipt of your Subscription Agreement in the amount of $Dollars.

Upon the next closing of the fund, you will be notified and will receive a formal welcome package.  Thank you for your investment in the Fund and we look forward to a successful partnership.  In the interim, should you have any questions regarding your investment, please contact your registered representative.

Sincerely,

/s/ Cora D. Pappas
Cora D. Pappas
Director of Investor Relations
Resource Capital Partners, Inc.

cc: Name